# SEC Schedule 13D/A (Amendment No. 16) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Pulse Biosciences, Inc., CIK 0001625101
CUSIP: 74587B101
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 601 Brickell Key Drive, Suite 1080, Miami, Florida (FL), 33131
Date of event which requires filing of this statement: 12/18/2024
Amends the filing with accession number 0000921895-17-000445
Filed by CIK 0001055919
Persons authorized to receive notices and communications: Adam W. Finerman, Esq., BAKER HOSTETLER LLP, 45 Rockefeller Plaza, New York, New York (NY), 10111, (212) 589-4233

## Reporting persons
- Robert W. Duggan (CIK 0001055919): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 48,792,335; shared voting power 0; sole dispositive power 48,792,335; shared dispositive power 0; aggregate amount beneficially owned 48,792,335 (70.6% of the class)
  Comment: Represents (i) 47,712,037 shares of Common Stock, including 195,496 shares underlying certain options exercisable within 60 days hereof, held by Mr. Duggan, (ii) 630,109 shares of Common Stock held by Genius 24C Inc d/b/a Genius Inc and (iii) 450,189 shares of Common Stock held by Blazon Corporation. This does not include options which are not exercisable in 60 days from the date hereof.
  
  Percent beneficially owned is based on 69,113,839 shares of Common Stock outstanding as of December 18, 2024, consisting of (i) 68,918,323 shares outstanding as of December 18, 2024, as advised to the Reporting Person by the Issuer, and (ii) 195,496 shares underlying options that can be exercised by Mr. Duggan within 60 days hereof.
- GENIUS 24C INC: type of reporting person: corporation (CO); citizenship or place of organization: Florida (FL); source of funds: working capital (WC); sole voting power 630,109; shared voting power 0; sole dispositive power 630,109; shared dispositive power 0; aggregate amount beneficially owned 630,109 (0.9% of the class)
  Comment: Represents 630,109 shares of Common Stock held by Genius 24C Inc d/b/a Genius Inc. (Genius)
  Percent beneficially owned is based on 69,113,839 shares of Common Stock outstanding as of December 18, 2024, consisting of (i) 68,918,323 shares outstanding as of December 18, 2024, as advised to the Reporting Person by the Issuer, and (ii) 195,496 shares underlying options that can be exercised by Mr. Duggan within 60 days hereof.
- Blazon Corporation: type of reporting person: corporation (CO); citizenship or place of organization: California (CA); source of funds: working capital (WC); sole voting power 450,189; shared voting power 0; sole dispositive power 450,189; shared dispositive power 0; aggregate amount beneficially owned 450,189 (0.7% of the class)
  Comment: Represents 450,189 shares of Common Stock held by Blazon Corporation (Blazon).
  Percent beneficially owned is based on 69,113,839 shares of Common Stock outstanding as of December 18, 2024, consisting of (i) 68,918,323 shares outstanding as of December 18, 2024, as advised to the Reporting Person by the Issuer, and (ii) 195,496 shares underlying options that can be exercised by Mr. Duggan within 60 days hereof.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Pulse Biosciences, Inc.
Address of issuer's principal executive offices: 601 Brickell Key Drive, Suite 1080, Miami, Florida (FL), 33131
Comment: The following constitutes Amendment No. 16 to the Schedule 13D filed by the undersigned (the "Amendment No. 16"). This Amendment No. 16 amends the Schedule 13D as specifically set forth herein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The aggregate purchase cost of the 48,792,335 shares of Common Stock owned by Mr. Duggan is approximately $390,554,565, including brokerage commissions. Such shares were acquired with personal funds (with the exception of the 630,109 shares owned Genius 24C Inc d/b/a Genius Inc and the 450,189 shares owned by Blazon Corporation". Mr. Duggan received his 195,496 stock options in connection with his service on the board of directors of the Issuer. The aggregate purchase cost of the 630,109 shares of Common Stock owned by Genius 24C Inc d/b/a Genius Inc ("Genius"), which Mr. Duggan is the sole shareholder of and may be deemed to be beneficially owned by Mr. Duggan, is approximately $5,921,316.00, including brokerage commissions. Such shares were acquired with working capital. The aggregate purchase cost of the 450,189 shares of Common Sotck owned by Blazon Corporation ("Blazon"), which Mr. Duggan is the majority shareholder of and may be deemed to be beneficially owned by Mr. Duggan, is approximately $4,284,267.00, including brokerage commissions. Such shares were acquired with working capital.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended to read as follows:

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 69,113,839 shares of Common Stock outstanding, consisting of (i) 68,918,323 shares outstanding, as advised by the Issuer, and (ii) 195,496 shares underlying options that can be exercised by Mr. Duggan within 60 days hereof.

A. Mr. Duggan:

As of the close of business on December 18, 2024, Mr. Duggan directly owned 47,712,037 shares of Common Stock, including 195,496 shares underlying certain options exercisable within sixty days hereof. As the sole shareholder of Genius, Mr. Duggan may be deemed the beneficial owner of the 630,109 shares of Common Stock held by Genius. As the majority shareholder of Blazon, Mr. Duggan may be deemed the beneficial owner of the 450,189 shares of Common Stock held by Blazon.

Percentage: Approximately 70.6%

B. Genius 24C Inc d/b/a Genius Inc.:

As of the close of business on December 18, 2024, Genius beneficially owned 630,109 shares of Common Stock.

Percentage: Approximately 0.9%

C. Blazon Corporation:

As of the close of business on December 18, 2024, Blazon beneficially owned 450,189 shares of Common Stock.

Percentage: Approximately 0.7%
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended to read as follows:

A. Mr. Duggan:

1. Sole power to vote or direct vote: 48,792,335
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 48,792,335
4. Shared power to dispose or direct the disposition: 0

B. Genius 24C In d/b/a Genius Inc.:

1. Sole power to vote or direct vote: 630,109
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 630,109
4. Shared power to dispose or direct the disposition: 0

C. Blazon Corporation:

1. Sole power to vote or direct vote: 450,189
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 450,189
4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended to read as follows: The transactions in the shares of Common Stock by the Reporting Persons during the past sixty days are set forth below in the table entitled "Transactions in the Common Stock During the Past Sixty Days".

Transactions in the Common Stock During the Past Sixty Days

Securities Price Per Date of Purchase /
Reporting Person Type of Security Purchased / (Sold) Share ($) Sale

Mr. Duggan Common Stock 6,054 16.74(1) 12/11/2024
Mr. Duggan Common Stock 50,000 17.42 12/11/2024
Mr. Duggan Common Stock 45,404 17.13(1) 12/12/2024
Mr. Duggan Common Stock 55,256 17.18(1) 12/13/2024
Mr. Duggan Common Stock 5,187,824(2) 11.00 12/18/2024
Genius 24C Inc. Common Stock 69,020(2) 11.00 12/18/2024
Blazon Corporation Common Stock 49,312(2) 11.00 12/18/2024

(1) The reported price is a weighted average price.
(2) The Reporting Person acquired the warrants pursuant to the exercise of subscription rights in connection with the Issuer's previously announced rights offering (the "Rights Offering"), as disclosed in the Registration Statement on Form S-3, as amended, and certain Current Reports on Form 8-K filed by the Issuer with the SEC. Pursuant to the terms of the Rights Offering, the Reporting Person purchased units at a price of $10.00 per unit, with each unit consisting of one share of common stock and two warrants each to purchase one half share of common stock at an exercise price of $11.00 per whole share

## Signatures
- Robert W. Duggan: /s/ Robert W. Duggan, Robert W. Duggan (12/19/2024)
- GENIUS 24C INC: /s/ Martin Brittner, Martin Brittner, Chief Operating Officer (12/18/2024)
- Blazon Corporation: /s/ Robert W. Duggan, Robert W. Duggan, Authorized Signatory (12/18/2024)